Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: cwiener@caneclark.com

May 5, 2006

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549-4561
Via Fax: 202-772-9210

Attention: Charlito A. Mittelman and Elaine Wolff

Re:     Globepan Resources, Inc.
    Registration Statement on Form SB-2
    Amendment No. 4 Filed April 10, 2006
    File No. 333-128226

____________________________________________________________________

We write on behalf of Globepan Resources Inc. in response to Staff’s letter of May 2, 2006 by Elaine Wolff, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced SB-2 (the “Comment Letter”). On behalf of the Company, we propose to file with the Commission via the EDGAR system, an Amended Registration Statement on Form SB-2 (the “Amended SB-2”) in which the Company would redact from the prior registration statement the shares held by Mr. Field’s immediate relatives and their spouses, including:
a.	Randall Field
b.	Ryan Anderson
c.	Jill Field
d.	Roy Field
e.	Sherri Field
f.	Trevor Field
g.	Rhonda Morris
h.	Bill Cooley

This action would reduce the number of shares being offered by 956,850, or 23% of the current offering. This action would also result in a reduction of the total number of shares being offered to 3,161,950, or 39% of the total outstanding shares.

Please advise us if this action will satisfy the commissions view on the application of Rule 415(a)(4) as described in your Comment Letter so that we can file an Amended SB-2 conforming to these adjustments.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

/s/ Kyleen Cane
Kyleen Cane, Esq.
CANE CLARK LLP